UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)*

The Beauty Health Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

88331L 108

(CUSIP Number)

LCP Edge Holdco, LLC

Linden Capital III LLC

Linden Manager III LP

Linden Capital Partners III LP

Linden Capital Partners III-A LP

Brian Miller

Anthony Davis

c/o Linden Capital Partners LLC

150 North Riverside Plaza, Suite 5100

Chicago, IL 60606

(312) 506-5600

With copies to:

Monica J. Shilling, P.C.

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

(310) 552-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons LCP Edge Holdco, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 123,427,416 shares of Class A Common Stock (“Class A Shares”) outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

1.	Names of Reporting Persons Linden Capital III LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

1.	Names of Reporting Persons Linden Manager III LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

1.	Names of Reporting Persons Linden Capital Partners III LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

1.	Names of Reporting Persons Linden Capital Partners III-A LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

1.	Names of Reporting Persons Anthony Davis
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

1.	Names of Reporting Persons Brian Miller
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,360,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,360,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,360,741
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 27.03%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed with the SEC on March 12, 2024.

This Amendment No. 4 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 14, 2021 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on May 21, 2021, Amendment No. 2 filed by the Reporting Persons on July 19, 2021, and Amendment No. 3 filed by the Reporting Persons on July 7, 2023 (together with this Amendment No. 4, the “Schedule 13D” or the “Statement”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended as follows:

(a)-(b) Aggregate number and percentage of securities and Power to vote and dispose.

The aggregate number and percentage of the Class A Shares beneficially owned by each Reporting Person and for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

LCP directly holds 33,360,741 Class A Shares which represent approximately 27.03% of the outstanding Class A Shares, based on an aggregate of 123,427,416 Class A Shares outstanding as of March 9, 2024, as reported on the Issuer’s Form 10-K, filed on March 12, 2024. As a result of the relationships described in Item 2, the 33,360,741 Class A Shares may be deemed to be beneficially owned by each of Linden Capital III, LLC, Linden Manager III, LP, Linden Capital Partners III, LP, Linden Capital Partners III-A, LP, Brian Miller and Anthony Davis. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.

This Amendment No. 4 is being filed to reflect a change in the percentage previously reported solely as a result of the change in the outstanding Class A Shares. There have been no other material changes to the information previously reported since the filing of Amendment No. 3.

(c) Transaction within the past 60 days.

None of the Reporting Persons has effected any transactions related to the Class A Shares during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2024

LCP Edge Holdco, LLC

/s/ Brian Miller
Name: Brian Miller
Title: President

Linden Capital III LLC

/s/ Brian Miller
Name: Brian Miller
Title: Managing Partner

Linden Manager III LP

By: Linden Capital III LLC
Its: General Partner

/s/ Brian Miller
Name: Brian Miller
Title: Managing Partner

Linden Capital Partners III LP

By: Linden Manager III LP
Its: General Partner

By: Linden Capital III LLC
Its: General Partner

/s/ Brian Miller
Name: Brian Miller
Title: Managing Partner

Linden Capital Partners III-A LP

By: Linden Manager III LP
Its: General Partner

By: Linden Capital III LLC
Its: General Partner

/s/ Brian Miller
Name: Brian Miller
Title: Managing Partner

/s/ Brian Miller
Anthony Davis, by Brian Miller
Attorney-in-Fact

/s/ Brian Miller
Brian Miller